

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 20, 2024

Aaron Wilkins
Chief Financial Officer
NORTHWEST PIPE COMPANY
201 NE Park Plaza Drive, Suite 100
Vancouver, WA 98684

  Re: NORTHWEST PIPE COMPANY
   Form 10-K for the Fiscal Year Ended December 31, 2023
   Filed March 5, 2024
   File No. 000-27140

Dear Aaron Wilkins:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Sincerely,

         Division of Corporation Finance
         Office of Manufacturing